UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Seritage Growth Properties

(Name of Issuer)

Class A common shares of beneficial interest, par value $0.01 per share

(Title of Class of Securities)

81752R100

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81752R100

1. Names of Reporting Persons. ESL Partners, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 887,691 (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 887,691 (1)
10. Shared Dispositive Power 1,396,137 (2)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,283,828 (1)(2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 7.3% (3)
14. Type of Reporting Person (See Instructions) PN

(1)	Includes 463,344 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.
(2)	Includes 865,522 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.
(3)	Based upon 28,001,411 Class A Shares outstanding as of September 30, 2017, and 1,819,980 net Class C non-voting common shares of beneficial interest of the Issuer, par value $0.01 per share (“Class C Shares”) that were converted to Class A Shares subsequent to September 30, 2017, as disclosed in the Issuer’s Prospectus filed with the SEC on December 7, 2017, and 1,328,866 Class B Shares outstanding as of December 11, 2017, as confirmed by the Issuer in connection with the surrender by Partners of Class B Shares to the Issuer in accordance with the Exchange Agreement.

CUSIP No. 81752R100

1. Names of Reporting Persons. RBS Partners, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 887,691 (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 887,691 (1)
10. Shared Dispositive Power 1,396,137 (2)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,283,828 (1)(2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 7.3% (3)
14. Type of Reporting Person (See Instructions) PN

(1)	Includes 463,344 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units.

Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.

(2)	Includes 865,522 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.
(3)	Based upon 28,001,411 Class A Shares outstanding as of September 30, 2017, and 1,819,980 net Class C non-voting common shares of beneficial interest of the Issuer, par value $0.01 per share (“Class C Shares”) that were converted to Class A Shares subsequent to September 30, 2017, as disclosed in the Issuer’s Prospectus filed with the SEC on December 7, 2017, and 1,328,866 Class B Shares outstanding as of December 11, 2017, as confirmed by the Issuer in connection with the surrender by Partners of Class B Shares to the Issuer in accordance with the Exchange Agreement.

CUSIP No. 81752R100

1. Names of Reporting Persons. ESL Investments, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 887,691 (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 887,691 (1)
10. Shared Dispositive Power 1,396,137 (2)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,283,828 (1)(2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 7.3% (3)
14. Type of Reporting Person (See Instructions) CO

(1)	Includes 463,344 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.
(2)	Includes 865,522 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.
(3)	Based upon 28,001,411 Class A Shares outstanding as of September 30, 2017, and 1,819,980 net Class C non-voting common shares of beneficial interest of the Issuer, par value $0.01 per share (“Class C Shares”) that were converted to Class A Shares subsequent to September 30, 2017, as disclosed in the Issuer’s Prospectus filed with the SEC on December 7, 2017, and 1,328,866 Class B Shares outstanding as of December 11, 2017, as confirmed by the Issuer in connection with the surrender by Partners of Class B Shares to the Issuer in accordance with the Exchange Agreement.

CUSIP No. 81752R100

1. Names of Reporting Persons. Edward S. Lampert
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,283,828 (1)(2)
8. Shared Voting Power 0
9. Sole Dispositive Power 887,691 (1)
10. Shared Dispositive Power 1,396,137 (2)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,283,828 (1)(2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 7.3% (3)
14. Type of Reporting Person (See Instructions) IN

(1)	Includes 463,344 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units.

Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.
(2)	Includes 865,522 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.
(3)	Based upon 28,001,411 Class A Shares outstanding as of September 30, 2017, and 1,819,980 net Class C non-voting common shares of beneficial interest of the Issuer, par value $0.01 per share (“Class C Shares”) that were converted to Class A Shares subsequent to September 30, 2017, as disclosed in the Issuer’s Prospectus filed with the SEC on December 7, 2017, and 1,328,866 Class B Shares outstanding as of December 11, 2017, as confirmed by the Issuer in connection with the surrender by Partners of Class B Shares to the Issuer in accordance with the Exchange Agreement.

This Amendment No. 4 to Schedule 13D (this “Amendment”) relates to Class A common shares of beneficial interest, par value $0.01 per share (“Class A Shares”), of Seritage Growth Properties, a Maryland real estate investment trust (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (the “SEC”) by ESL Partners, L.P., a Delaware limited partnership (“Partners”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meaning given to them in the Schedule 13D, as previously amended, filed with the SEC.

The Reporting Persons are filing this Amendment to report (i) the receipt of Class A Shares by Partners in satisfaction of the redemption of OP Units (as defined below) by Partners; (ii) distributions by Partners of Class A Shares to certain limited partners that requested Partners to redeem all or a portion of their interest in Partners, (iii) distributions by Partners of OP Units to certain limited partners that requested Partners to redeem all or a portion of their interest in Partners and (iv) surrenders by Partners of Class B Shares (as defined below) to the Issuer pursuant to the terms of the Exchange Agreement.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“On March 3, 2017, Partners requested the redemption of 173,000 limited partnership interests (“OP Units”) of Seritage Growth Properties, L.P., a Delaware limited partnership (the “Operating Partnership”), of which the Issuer is the general partner. Pursuant to the terms of the agreement of limited partnership of the Operating Partnership (the “OP Agreement”), the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed. On March 10, 2017, the Issuer elected to redeem the 173,000 OP Units of Partners with 173,000 Class A Shares.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of December 11, 2017, the Reporting Persons may be deemed to beneficially own the Common Shares of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	2,283,828	(1)(2)	7.3	% (3)	887,691	(1)	0	887,691	(1)	1,396,137	(2)
RBS Partners, L.P.	2,283,828	(2)(4)	7.3	% (3)	887,691	(4)	0	887,691	(4)	1,396,137	(2)
ESL Investments, Inc.	2,283,828	(2)(5)	7.3	% (3)	887,691	(5)	0	887,691	(5)	1,396,137	(2)
Edward S. Lampert	2,283,828	(2)(6)	7.3	% (3)	2,283,828	(2)(6)	0	887,691	(6)	1,396,137	(2)

(1)	This number includes 424,347 Class A Shares and 463,344 Class B common shares of beneficial interest of the Issuer, par value $0.01 per share (“Class B Shares”), held by Partners, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units of the Operating Partnership. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.
(2)	This number includes 530,615 Class A Shares and 865,522 Class B Shares held by Mr. Lampert, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed. Partners has entered into the Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities beneficially owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.
(3)	This is based upon 28,001,411 Class A Shares and 1,434,922 Class B Shares outstanding as of September 30, 2017, and 1,819,980 net Class C non-voting common shares that were converted to Class A Shares subsequent to September 30, 2017, as disclosed in the Issuer’s Prospectus filed with the Securities and Exchange Commission on December 7, 2017.
(4)	This number includes 424,347 Class A Shares and 463,344 Class B Shares held by Partners, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed. RBS is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, Partners.
(5)	This number includes 424,347 Class A Shares and 463,344 Class B Shares held by Partners, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed. ESL is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBS.
(6)	This number includes 424,347 Class A Shares and 463,344 Class B Shares held by Partners, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“As a result of (i) the redemption of OP Units by Partners on March 10, 2017, and (ii) the distributions of OP Units by Partners on March 31, 2017, and December 8, 2017, pursuant to Section 5.3 of the Exchange Agreement, Partners was required to surrender to the Issuer an aggregate of 122,470 Class B Shares. This description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 99.6 of the Schedule 13D filed by the Reporting Persons on January 4, 2017.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2017	ESL PARTNERS, L.P.

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

EDWARD S. LAMPERT

	By:	/s/ Edward S. Lampert

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF SERITAGE

GROWTH PROPERTIES

Entity	Date of Transaction	Description of Transaction	Class A Shares, Class B Shares or OP Units Disposed		Price Per Class A Share, Class B Share or OP Unit
ESL Partners, L.P.	12/08/2017	Pro Rata Distribution of OP Units to Redeeming Limited Partners (the “December 2017 OP Unit Distribution”)	1,613,593	(1)	$0
ESL Partners, L.P.	12/08/2017	Pro Rata Distribution of Class A Shares to Redeeming Limited Partners	97,128	(2)	$0
ESL Partners, L.P.	12/08/2017	Surrender of Class B Shares to the Issuer (3)	106,056	(4)	$0

(1)	Represents limited partnership interests (“OP Units”) of Seritage Growth Properties, L.P. (the “Operating Partnership”). Pursuant to the agreement of limited partnership of the Operating Partnership, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of Seritage Growth Properties (the “Issuer”), Class A common shares of beneficial interest of the Issuer, par value $0.01 per share (“Class A Shares”) at the rate of one Class A Share for each OP Unit redeemed.
(2)	Represents Class A Shares.
(3)	Pursuant to Section 5.3 of that certain Exchange Agreement, dated as of June 26, 2015, by and among Edward S. Lampert, ESL Partners, L.P. (“Partners”), the Issuer and the Operating Partnership, and filed as Exhibit 99.6 to the Schedule 13D filed by the Reporting Persons on January 4, 2017, as a result of the December 2017 OP Unit Distribution, Partners was required to surrender to the Issuer 106,056 Class B common shares of beneficial interest of the Issuer, par value $0.01 per share (“Class B Shares”).
(4)	Represents Class B Shares.